

December 29, 2009

<u>Via Facsimile and U.S. Mail</u>
Jacques Du Preez
Mid Europa Partners LLP
161 Brompton Road
London, England
SW3 1EX

> **Re:** **Invitel Holdings A/S**
> **Schedule TO-T/A by Hungarian Telecom (Netherlands) Cooperatief**
> **U.A., Hungarian Telecom LP, Mid Europa Fund III, LP, Mid Europa**
> **III GP LP, Mid Europa III Management Limited, Mid Europa**
> **Partners LLP, Craig Butcher, Nikolaus Bethlen, and Thierry Baudon**
> **Amendment No. 1 to Schedule 13e-3**
> **Filed December 22, 2009**
> **File No. 005-84772**
>
> **Schedule 13D/A filed by Mid Europa III Management Limited, Mid**
> **Europa III GP LP, Mid Europa Fund III LP, Hungarian Telecom LP**
> **and Hungarian Telecom (Netherlands) Cooperatief U.A**
> **Filed November 27, 2009**
> **File No. 005-84772**

Dear Mr. Du Preez:

We have limited our review of the filings listed above to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-T/A
Schedule 13e-3/A

General

1.   We note the response to prior comment 5 of our letter dated December 15, 2009. The response letter states that the Straumur transaction was "…distinct from, and executed irrespective of, any future tender offer..." The response letter also states that the filing parties viewed the acquisition as an opportunity to increase their stake in Invitel and not as a first step in a going private transaction. Notwithstanding this response, disclosure in the revised offer to purchase notes that "[d]uring the period of negotiations with Straumur, the Sponsor also began to consider the possibility of making an offer to acquire all outstanding Invitel shares and Invitel ADS not already owned by the Offeror…" The revised disclosure suggests that consideration of a going private transaction occurred prior to the closing of the Straumur share acquisition transaction and in conjunction with the Straumur acquisition transaction. Please reconcile the disclosure in the amended Schedule TO-T/A with the response to comment 5. Specifically, please supplementally explain to us in greater detail any discussions the filing parties had during the period of the Straumur negotiations that related to a possible going private transaction. Please advise us of any discussions involving the filing parties regarding whether the Straumur acquisition was reasonably likely to result in a going private transaction. We may have further comment.

2.   Please revise the background discussion to describe in greater detail the negotiations between the Straumur parties and Mid Europa parties between October 28, 2009 through November 27, 2009. Specifically, please describe any discussions between the Straumur parties and Mid Europa parties regarding the Mid Europa parties' initiation of a subsequent tender offer after the closing of the Straumur acquisition and how such discussions factored into the terms negotiated for the anti-embarrassment agreement. For example, please describe in greater detail any negotiations regarding the duration of the anti-embarrassment agreement and whether alternate time frames for the duration of the agreement were discussed.

3.   We refer you to response 9 of your letter dated December 22, 2009. Please advise us of when the filing parties first devised a tangible strategy to "seek capital appreciation over the medium term" and when the control persons of the Sponsor first discussed how a 100% ownership stake specifically in Invitel facilitated the Mid Europa's Group's overall strategic flexibility and ability to execute its strategy.

Schedule 13D/A filed November 27, 2009

Item 4. Purpose of Transaction

4.   We note revised disclosure in the offer to purchase that indicates that during the course of negotiations with Straumur, the Sponsor began to consider the possibility of making a tender offer for all outstanding shares of Invitel not already owned by the Sponsor. In light of this disclosure, please advise us of the consideration given to amending the Item 4 disclosure included in the Schedule 13D/A to specifically reference any change in plans or proposals that the Sponsor had at the time of the filing of the Schedule 13D/A that related to the possible acquisition of all outstanding shares not already owned by the Sponsor.

Closing Information

Please amend your document in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please electronically file your correspondence on EDGAR. Please be reminded that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing from the filing party a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. We therefore urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc   George Karafotias, Esq.
        Shearman & Sterling, LLP
        (44) 207 655 5265